UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Cambium Learning Group, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
13201A107

(CUSIP Number)

With a copy to:
Scott J. Troeller, President
VSS-Cambium Holdings III, LLC	Steven E. Siesser, Esq.
c/o Veronis Suhler Stevenson	Lowenstein Sandler PC
350 Park Avenue	1251 Avenue of the Americas
New York, New York 10022	New York, New York 10020
(212) 935-4990	(212) 204-8688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 8, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13201A107

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): VSS-Cambium Holdings III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		32,364,858*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		32,364,858*

WITH	10	SHARED DISPOSITIVE POWER:

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

32,364,858*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

62.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Cambium Learning Group, Inc. (formerly known as Cambium Holdings, Inc.), a Delaware corporation (the “Company”), acquired each of Voyager Learning Company, a Delaware corporation (“Voyager”), and VSS-Cambium Holdings II Corp., a Delaware corporation (“Cambium”), through the merger of each of Voyager and Cambium into wholly owned subsidiaries of the Company (together, the “Mergers”), pursuant to an Agreement and Plan of Mergers, dated as of June 20, 2009 (the “Merger Agreement”), by and among the Company, Voyager, Vowel Acquisition Corp., a Delaware corporation, Cambium, Consonant Acquisition Corp., a Delaware corporation, and Vowel Representative, LLC, a Delaware limited liability company. The Mergers were completed on December 8, 2009. The shares reported in the table above include: (i) 20,491,870 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), received by VSS-Cambium III, LLC, a Delaware limited liability company (the “Reporting Person”), as the sole stockholder of Cambium immediately prior to the Mergers, pursuant to the terms of the Merger Agreement; (ii) 3,846,154 shares of Common Stock purchased by the Reporting Person in exchange for a $25 million cash contribution to the Company immediately prior to the Mergers; (iii) 526,834 shares of Common Stock underlying a common stock warrant issued to the Reporting Person pursuant to the terms of the Merger Agreement; and (iv) a maximum of 7,500,000 shares of Common Stock subject to subscription rights granted to the Reporting Person pursuant to the terms of a stockholders agreement entered into in connection with the Mergers. The ownership percentage reported above is based upon an aggregate of 43,857,676 shares of Common Stock issued and outstanding immediately following completion of the Mergers. Thus, as of date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own an aggregate of 32,364,858 shares of Common Stock, or 62.4% of the shares of Common Stock deemed issued and outstanding as of that date.

Item 1. Security and Issuer.
          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Cambium Learning Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1800 Valley View Lane, Suite 400, Dallas, Texas 75234.
Item 2. Identity and Background.
          The name of the person filing this statement is VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Reporting Person”). The address of the principal office of the Reporting Person is c/o Veronis Suhler Stevenson, 350 Park Avenue, New York, New York 10022.
          Immediately prior to the mergers described in that certain Agreement and Plan of Mergers, dated as of June 20, 2009 (the “Merger Agreement”), by and among the Company, Voyager Learning Company, a Delaware corporation (“Voyager”), Vowel Acquisition Corp., a Delaware corporation (“Vowel Merger Sub”), VSS-Cambium Holdings II Corp., a Delaware corporation (“Cambium”), Consonant Acquisition Corp., a Delaware corporation (“Consonant Merger Sub”), and Vowel Representative, LLC, a Delaware limited liability company (the “Stockholders’ Representative”), the Reporting Person was the sole stockholder of Cambium. Pursuant to the terms of the Merger Agreement, Consonant Merger Sub, a wholly owned subsidiary of the Company, merged with and into Cambium, with Cambium surviving the merger and becoming a wholly owned subsidiary of the Company (the “Cambium Merger”). In addition, pursuant to the terms of the Merger Agreement, Vowel Merger Sub, a wholly owned subsidiary of the Company, merged with and into Voyager, with Voyager surviving the merger and becoming a wholly owned subsidiary of the Company (the “Voyager Merger” and, together with the Cambium Merger, the “Mergers”). The Merger Agreement is described in more detail in Item 6 of this Schedule 13D.
          Set forth in Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and controlling person of the Reporting Person as of the date hereof.
          During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
          Immediately prior to the Effective Time (as defined in the Merger Agreement) of the Mergers, the Reporting Person purchased 3,846,154 shares of Common Stock from the Company for an aggregate purchase price of $25 million. The funds used to purchase these shares came from the working capital of the Reporting Person.
          In connection with the Cambium Merger, which was consummated on December 8, 2009, the Reporting Person, as the sole stockholder of Cambium immediately prior to the Mergers, received the following consideration in exchange for the 24,209,264 shares of common stock of Cambium that were issued and outstanding immediately prior to the Mergers: (i) 20,491,870 shares of Common Stock; (ii) a warrant to purchase shares of Common Stock; and (iii) certain subscription, preemptive and other rights pursuant to the terms of a stockholders agreement entered into in connection with the Mergers. See Item 6 of this Schedule 13D for additional information.
Item 4. Purpose of Transaction.
          The Mergers and the related transactions described in Item 3 and elsewhere in this Schedule 13D were for investment purposes. (See Item 6 of this Schedule 13D for additional information.) Following completion of the Mergers, the Company became a “Controlled Company,” as defined in Rule 5615(c)(2) of the NASDAQ Global Market, because the Reporting Person acquired more than 50% of the Company’s voting power, or more than a majority of the outstanding Common Stock of the Company. As a result, the Reporting Person has the ability to determine the outcome of matters submitted to the Company’s stockholders for approval. In addition, the Reporting Person has the ability to control the management, affairs and operations of the Company. However, the Reporting Person does not have any present plans or proposals which relate to or which would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D, except that the Reporting Person currently has the right to designate two (2) additional members to the Company’s nine (9)-member board of directors (in addition to the three (3) designees it already has named as directors).
Item 5. Interest in Securities of the Issuer.
          As of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own an aggregate of 32,364,858 shares of Common Stock, or 62.4% of the Common Stock based upon an aggregate of 43,857,676 shares of Common Stock issued and outstanding immediately following completion of the Mergers. These 32,364,858 shares of Common Stock consist of: (i) 20,491,870 shares of Common Stock received by the Reporting Person as the sole stockholder of Cambium as consideration for the Cambium Merger; (ii) 3,846,154 shares of Common Stock purchased by the Reporting Person in exchange for a $25 million cash contribution to the Company immediately prior to the Mergers; (iii) 526,834 shares of Common Stock underlying a common stock warrant (the “Warrant”) issued to the Reporting Person pursuant to the terms of the Merger Agreement; and (iv) a maximum of 7,500,000 shares of Common Stock subject to subscription rights granted to the Reporting Person pursuant to the terms of a stockholders agreement entered into in connection with the Mergers. Following completion of the Mergers, the Warrant may become exercisable for additional shares of Common Stock. See Item 6 of this Schedule 13D for additional information regarding the Warrant and the stockholders agreement entered into in connection with the Mergers.

          The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock described above. No other shares of Common Stock are owned, beneficially or otherwise, by the persons listed on Schedule A annexed hereto.
          Other than the transactions described in this Schedule 13D, during the past sixty (60) days, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named on Schedule A annexed hereto, has effected any transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, the Reporting Person contributed $25 million to the Company in exchange for 3,846,154 shares of Common Stock. At the effective time of the Mergers, in accordance with the terms of the Merger Agreement, the Reporting Person received 20,491,870 shares of Common Stock and was issued the Warrant, which is exercisable for 526,834 shares of Common Stock as of the date hereof. The Merger Agreement is incorporated by reference as Exhibit 1 to this Schedule 13D and incorporated into this Item 6 by reference. The Warrant is described in more detail below and in the form of Warrant incorporated by reference as Exhibit 2 to this Schedule 13D and incorporated into this Item 6 by reference. In addition, at the time of the Mergers, the Company and the Reporting Person entered into that certain Stockholders Agreement, dated as of December 8, 2009 (the “Stockholders Agreement”), by and among the Company, the Reporting Person and the Stockholders’ Representative, pursuant to which, among other things, the Reporting Person was granted certain subscription, preemptive and other rights relating to the Common Stock, as more particularly described below.
          As of the date hereof, the Warrant issued to the Reporting Person in connection with the Cambium Merger is exercisable for 526,834 shares of Common Stock. The Warrant is exercisable for a period of five years from December 8, 2009 and may become exercisable for up to an aggregate of 894,460 shares of Common Stock following the date hereof, in accordance with a formula set forth in the Merger Agreement. The provisions applicable to the exercise of the Warrant, as well as registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant, are more particularly set forth and described in the form of Warrant incorporated by reference as Exhibit 2 to this Schedule 13D and incorporated into this Item 6 by reference.
          Pursuant to the terms of the Stockholders Agreement, the Reporting Person agreed to vote all shares of the Company owned by the Reporting Person in a manner that ensures that the size of the board of directors of the Company is set at nine (9) directors until the third anniversary of the Effective Time. In addition, until the earlier of (i) the written consent of the Stockholders’ Representative, (ii) the full distribution of all of the CVR Escrow Funds (as defined in the Escrow Agreement, dated as of December 8, 2009 (the “Escrow Agreement”), by and among Voyager, the Stockholders’ Representative, the Company and Wells Fargo Bank, National Association), in accordance with the terms of the Escrow Agreement, (iii) the second anniversary of the Effective Time with respect to the Vowel Class II Designees (as defined in the Stockholders Agreement) or the third anniversary of the Effective Time with respect to the Vowel Class III Designees (as defined in the Stockholders Agreement), or (iv) the Reporting Person ceasing to beneficially own at least ten percent (10%) of the issued and outstanding shares of Common Stock, the Reporting Person shall not vote or take any other action to remove or disqualify any of the Vowel Class II Designees or the Vowel Class III Designees, in each case other than for cause as determined in accordance with Section 141 of the Delaware General Corporation Law.
          The Stockholders Agreement also provides that, until the third anniversary of the Effective Time, for so long as the Reporting Person beneficially owns at least ten percent (10%) of the issued and outstanding shares of the Company’s Common Stock, the Reporting Person shall (i) not vote or take any action to amend, modify or repeal the Second Amended and Restated Certificate of Incorporation of the Company (“Restated Certificate”) or the Amended and Restated Bylaws of the Company (“Bylaws”) to eliminate the Class II or Class III classes of the board of directors and (ii) vote to maintain a staggered board of directors with the classes and other terms set forth in the Restated Certificate and Bylaws.
          In addition, pursuant to the terms of the Stockholders Agreement, the Company granted the Reporting Person (i) certain preemptive rights for so long as it beneficially owns at least twenty-five percent (25%) of the Company’s issued and outstanding shares of Common Stock and (ii) subscription rights to purchase a certain number of shares of Common Stock or a certain dollar amount of shares of Common Stock at any time and from time to time until the twenty-four (24) month anniversary of the Effective Time. Specifically, subject to specified exempt issuances, for so long as the Reporting Person (and certain of its affiliates) beneficially own in the aggregate at least twenty-five percent (25%) of the outstanding shares of Common Stock, the Reporting Person (and certain of its affiliates) have preemptive rights to purchase Common Stock (or other securities that may be approved by the audit committee of the Company’s board of directors) in connection with any proposed securities offering by the Company, so as to allow the Reporting Person (and certain of its affiliates) to maintain their same respective percentage ownership in the Company following any such securities offering. The subscription rights granted to the Reporting Person permit the Reporting Person to purchase, at any time and from time to time until the expiration thereof, a number of shares of Common Stock up to the lesser of (x) 7,500,000 shares of Common Stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or (y) the number of shares of Common Stock that the Reporting Person may purchase from time to time during the twenty-four (24) month subscription period for an aggregate purchase price of $20 million (based upon the per-share purchase price hereinafter described). The purchase price per share in connection with the subscription rights will be equal to ninety percent (90%) of the volume weighted average price of the Common Stock measured over the ten (10)-trading-day period immediately preceding the issuance and sale of the shares of Common Stock to the Reporting Person. The preemptive and subscription rights are more particularly set forth and described in the form of Stockholders Agreement incorporated by reference as Exhibit 3 to this Schedule 13D and incorporated into this Item 6 by reference.
          The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto or between such persons and any person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.
          The following exhibits are a part of this Schedule 13D:
1.	Agreement and Plan of Mergers, dated as of June 20, 2009, by and among Cambium Learning Group, Inc. (formerly known as Cambium Holdings, Inc.), Voyager Learning Company, Vowel Acquisition Corp., VSS-Cambium Holdings II Corp., Consonant Acquisition Corp. and Vowel Representative, LLC, solely in its capacity as Stockholders’ Representative (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to Cambium Learning Group, Inc.’s Registration Statement on Form S-4/A (File No. 333-161075), as filed with the SEC on November 12, 2009).

2.	Form of Cambium Learning Group, Inc. Warrant (incorporated by reference to Exhibit 4.2 to Cambium Learning Group, Inc.’s Registration Statement on Form S-4 (File No. 333-161075), as filed with the SEC on August 6, 2009).

3.	Form of Stockholders Agreement by and among Cambium Learning Group, Inc. (formerly known as Cambium-Voyager Holdings, Inc.), VSS-Cambium Holdings III, LLC, and Vowel Representative, LLC, solely in its capacity as Stockholders’ Representative (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to Cambium Learning Group, Inc.’s Registration Statement on Form S-4/A (File No. 333-161075), as filed with the SEC on November 12, 2009).

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2009

VSS-CAMBIUM HOLDINGS III, LLC
By:	/s/ Scott J. Troeller
	Name:	Scott J. Troeller
	Title:	President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A
          Executive Officers. The executive officers of VSS-Cambium Holdings III, LLC (the “Reporting Person”), are Jeffrey T. Stevenson, Chairman, and Scott J. Troeller, President. Each of Mr. Stevenson and Mr. Troeller is a citizen of the United States with a business address at c/o Veronis Suhler Stevenson, 350 Park Avenue, New York, New York 10022. In addition, Mr. Stevenson and Mr. Troeller are each Partners of Veronis Suhler Stevenson LLC, a private equity and mezzanine capital fund management company dedicated to investing in the information, education and media industries in North America and Europe. The principal business and address of the Reporting Person are set forth in Item 2 of this Schedule 13D.
          Controlling Persons. The persons who control the board of managers of the Reporting Person are Jeffrey T. Stevenson and Scott J. Troeller. Each controlling person is a citizen of the United States and the business address and principal occupation of Messrs. Stevenson and Troeller are set forth above in this Schedule A.